

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2023

Conor Fennerty
Chief Financial Officer
SITE Centers Corp.
3300 Enterprise Parkway
Beachwood, OH 44122

Re: SITE Centers Corp.
Form 10-K for the Year Ended December 31, 2022
Filed February 23, 2023
Form 8-K filed April 25, 2023
File No. 001-11690

Dear Conor Fennerty:

We have reviewed your July 26, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2023 letter.

Form 8-K filed July 25, 2023

Exhibit 99.1 Quarterly Financial Supplement Dated as of June 30, 2023
SITE Centers Corp. Same Store Metrics, page 12

1. We have considered your response to our prior comment. In your response you state your belief that SSNOI at its effective ownership interest provides investors with additional information regarding the operating performances of comparable assets because it excludes certain non-cash and non-comparable items. It appears that your presentation of SSNOI combines consolidated results with your proportionate share of operations of unconsolidated investees in each line item of your table. Please tell us how you applied question 100.04 of the Compliance & Disclosure Interpretations related to Non-GAAP measures when considering whether this apparent use of proportionate consolidation

represents a tailored accounting principle.

You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551- 3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction